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17017011

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 24 2017
REGISTRATIONS BRANCH
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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68511

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/16** (mm/dd/yy) AND ENDING **12/31/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Code Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Second Street, Suite 2225
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Schooler **415-659-8081**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Robert Schooler**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Code Advisors LLC**, as of **December 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Chief Financial Officer

Title

PLEASE SEE ATTACHED CERTIFICATE

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN FRANCISCO)

On MARCH 23, 2017 before me, ADRIANA M TORRES, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared ROBERT L. SCHOOLER,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.


ADRIANA M. TORRES
Commission # 2110276
Notary Public - California
San Francisco County
My Comm. Expires May 7, 2019

Signature [signature] (Seal)

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Code Advisors LLC

We have audited the accompanying statement of financial condition of Code Advisors LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Code Advisors LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



Walnut Creek, California
March 22, 2017

Code Advisors LLC
Notes to Financial Statement
December 31, 2016

Table of Contents

Code Advisors LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	15,895,923
Restricted certificate of deposit		253,500
Accounts receivable		1,331,177
Securities receivable		350,000
Leasehold improvements (net of $36,096 of accumulated depreciation)		830,209
Securities owned, non-marketable		523,250
Total Assets	$	19,184,059
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	123,286
Due to affiliates		9,907,868
Deferred rent		154,939
Total Liabilities		10,186,093
Member's Equity		8,997,966
Total Liabilities and Member's Equity	$	19,184,059

See accompanying notes.

Code Advisors LLC
Notes to Financial Statement
December 31, 2016

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. The Company is owned by its sole member, Code Holdings LLC ("Holdings"). The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and cash equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as agent in private placements of securities and by participating in securities underwritings. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examination by major tax jurisdictions for years before 2012.

Foreign Currency
Foreign currency gains and losses are primarily the result of remeasuring assets and liabilities denominated in a currency other than the Company's functional currency and are included in other income.

Deferred Rent
Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent recorded and payments made result in deferred rent.

2. Significant Accounting Policies (continued)

Depreciation
The Company records leasehold improvements at cost. Leasehold improvements are depreciated over the 10 year term of the lease.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Securities owned, non-marketable
Fair value are based on quoted market prices when available, or based on latest round of financing, if available. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques require a high level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Code Advisors LLC
Notes to Financial Statement
December 31, 2016

3. Fair Value Measurements (continued)

Assets Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Common stock	$ -	$ -	$ 523,249	$ 523,249
Securities receivable	-	-	350,000	350,000
Warrants	-	-	1	1
Total assets at fair value	$ -	$ -	$ 873,250	$ 873,250

The Company classifies certain newly issued, privately placed, complex or illiquid securities in Level 3.

100% of the Company's financial assets are reported at fair value and are classified in Level 3. Level 3 measurements may also include new public securities before there is observable market activity. Fair values for the financial assets classified in Level 3 are derived principally using unobservable inputs as there is little, if any, relevant market data.

The following table summarizes the changes in assets classified in Level 3 for 2016. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	Total Securities
Balance at January 1, 2016	$ 815,000
Purchase of securities	600,000
Unrealized loss on securities	(541,750)
Balance at December 31, 2016	$ 873,250

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of $100,000 or one fifteenth of aggregate indebtedness, both as defined. At December 31, 2016, the Company's net capital was $12,721,723, which exceeded the requirement by $12,510,109.

5. Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2016, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $15,899,507.

At December 31, 2016, 78% of accounts receivable was related to two clients.

6. Related Party Transactions

The Company has an overhead-sharing agreement with Code Management Company LLC ("Management"), a company under common ownership. Management provides office space and pays most overhead expenses for the Company. The Company pays management fees to Management as part of this agreement. At December 31, 2016, $4,511,892 was due to Management and included in due to affiliates.

The Company has a sub-advisory agreement with Code Advisors Limited ("Limited"), a foreign entity under common ownership. Limited provides certain advisory and related services. The Company pays sub-advisory fees to Limited as part of this agreement. At December 31, 2016, $5,371,595 was due to Limited and included in due to affiliates. Also included in due to affiliates at December 31, 2016 was $24,380 due to Holdings.

The Company's financial position could differ significantly from what would have been obtained if the entities were autonomous.

7. Restricted Certificate of Deposit

In 2016, the Company established a $253,500 standby letter of credit with First Republic Bank as required under the terms of the lease obligation. The LOC is in place of the security deposit. Under the terms of the letter of credit, First Republic Bank has a continuing security interest in the restricted account included on the statement of financial condition. The letter of credit expires on March 16, 2017 but will automatically renew annually through 2027.

8. Lease Obligation

The Company rents space in New York under an operating lease for a 10 year term that expires in 2027. The future rent due under the lease was approximately $5,700,000 at December 31, 2016.

9. Subsequent Events

The Company has evaluated subsequent events through March 22, 2017, the date which the financial statement was issued.

Code Advisors LLC
(SEC ID No. 8-68511)

Annual Audit Report

December 31, 2016

PUBLIC DOCUMENT